UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ECMOHO Limited
(Name of the Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
American Depository Shares each representing Four Class A Ordinary Shares
(Title of Class of Securities)

27888P104
(CUSIP Number)

May 12, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888P104
1.	Name of Reporting Persons. CID Greater China Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ◻ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,545,700 American Depository Shares
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 1,545,700 American Depository Shares
	8.	Shared Dispositive Power 1,874,441 American Depositary Shares and 3 Class A Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,420,141 American Depository Shares and 3 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.
Percent of Class Represented by Amount in Row (9)
9.86% of the total number of Class A ordinary shares (including the underlying shares represented by the American Depositary Shares) and Class B ordinary shares, based on a total of 138,717,499 ordinary shares, comprising 63,567,099 Class A ordinary shares and 75,150,400 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019. The reporting person converted 6,182,800 Class A Ordinary Shares into 1,545,700 American Depository Shares on May 12, 2020.

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 27888P104
1.	Name of Reporting Persons. STCH Investment Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ◻ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,874,441 American Depositary Shares 3 Class A Ordinary Shares
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 1,874,441 American Depositary Shares 3 Class A Ordinary Shares
	8.	Shared Dispositive Power 1,545,700 American Depository Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,420,141 American Depository Shares and 3 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.
Percent of Class Represented by Amount in Row (9)
9.86% of the total number of Class A ordinary shares (including the underlying shares represented by the American Depositary Shares) and Class B ordinary shares, based on a total of 138,717,499 ordinary shares, comprising 63,567,099 Class A ordinary shares and 75,150,400 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019. The reporting person converted 7,497,767 Class A Ordinary Shares into 1,874,441 American Depository Shares on May 12, 2020, and 3 Class A Ordinary Shares were not converted and remain to be held by the reporting person.

12.	Type of Reporting Person (See Instructions) HC

Item 1.

(a) Name of Issuer: ECMOHO Limited

(b) Address of Issuer’s Principal Executive Offices:

3F, 1000 Tianyaoqiao Road
Xuhui District
Shanghai, People’s Republic of China, 200030

Item 2.

(a) Name of Person Filing:

(i) CID Greater China Fund V, L.P., an exempted limited partnership registered under the laws of the Cayman Islands; and

(ii) STCH Investment Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands.

(b) Address of Principal Business Office or, if None, Residence:

(i) The address of the principal office of CID Greater China Fund V, L.P. is 25F., No. 97, Dunhua S. Rd. Sec. 2, Taipei 106, Taiwan; and

(ii) The address of the principal office of STCH Investment Inc. is 25F., No. 97, Dunhua S. Rd. Sec. 2, Taipei 106, Taiwan.

(c) Citizenship:

(i) CID Greater China Fund V, L.P. is registered under the laws of the Cayman Islands; and

(ii) STCH Investment Inc. is incorporated under the laws of the Cayman Islands.

(d) Title and Class of Securities:

Both CID Greater China Fund V, L.P. and STCH Investment Inc. hold Class A ordinary shares with a par value of US$0.00001 per share.

(e) CUSIP No.:

27888P104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

			(c) Number of shares* as to which such person has:
Reporting Persons	(a) Amount Beneficially Owned	(b) Percentage of Class	(i) Sole power to vote or to direct the vote:	(ii) Shared power to vote or to direct the vote:	(iii) Sole power to dispose or to direct the disposition of:	(iv) Shared power to dispose or to direct the disposition of:
CID Greater China Fund V, L.P.	6,182,800	4.46%	6,182,800	0	6,182,800	13,680,567
STCH Investment Inc.	7,497,767	5.41%	7,497,767	0	7,497,767	13,680,567

* The number of shares are calculated by converting the American Depository Shares, each represents four Class A Ordinary Shares, into such number of Class A Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2020
CID Greater China Fund V, L.P.
By:	/s/ Steven C. Y. Chang
Name:	Steven C. Y. Chang
Title:	Director of CID General Partner V, Limited, General Partner of CID Greater China Fund V, L.P.

Dated: May 22, 2020
STCH Investment Inc.
By:	/s/ Steven C. Y. Chang
Name:	Steven C. Y. Chang
Title:	Director

Exhibit Index

Exhibit 99.1	Joint Filing Agreement between CID Greater China Fund V, L.P. and STCH Investment Inc. (Incorporated by reference to Exhibit 99.1 of Schedule 13G of CID Greater China Fund, L.P. filed March 9, 2020)